Larry Spirgel

Assistant Director

Office of Technologies

Division of Corporation Finance

Securities and Exchange Commission

Washington DC 20549

December 21, 2016

Re:	Knightscope, Inc.

Offering Statement on Form 1-A

Filed November 7, 2016

File No. 024-10633

Dear Mr. Spirgel:

On behalf of Knightscope, Inc. (the “Company”), I hereby request qualification of the above-referenced offering statement at 5:00 p.m., Eastern Time, on December 23, 2016, or as soon thereafter as is practicable.

In making this request, the Company acknowledges that:

•	Should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;
•	The action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the Company from its full responsibility from the adequacy and accuracy of the disclosure in the filing; and
•	The Company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ William Santana Li

William Santana Li

Chief Executive Officer

Knightscope, Inc.